Portfolio Strategy Fund

May 1997
Monthly Report

This Monthly Report supplements
the Portfolio Strategy Fund's Prospectus dated May 12, 1997.

June 30, 1997


Dean Witter Portfolio Strategy Fund
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Year                Return
     1991 (11 months)    27.7%
     1992                -6.4%
     1993                19.9%
     1994                -5.4%
     1995                25.4%
     1996                25.5%
     1997 (5 months)     -6.4%

Inception-to-Date Return:99.7%
Annualized Return:       11.5%

Dean Witter
Two World Trade Center
62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Dean Witter Portfolio Strategy Fund
Monthly Report
May 1997

Dear Limited Partner:

The Net Asset Value per Unit for the Dean Witter Portfolio
Strategy Fund as of May 31, 1997, was $1,996.88, down 7.01% for the month.

The Fund recorded losses during the month due primarily to previously established short positions in the Japanese yen as the previous downward trend in the value of the yen relative to the U.S. dollar reversed abruptly higher. As a result of this sharp upward move, long Japanese yen positions were established during mid-month only to experience additional losses as the value of the yen subsided during the last week of May. Smaller currency losses were recorded from short positions in the British pound and German mark as the value of these currencies finished the month higher versus the U.S. dollar. In other markets, losses were recorded from short-term volatile price movement in crude oil and gold futures.

A portion of the Fund's overall losses during the month was offset by gains in soft commodities as long coffee futures positions profited from a strong upward trend in coffee prices. Additional gains recorded from long global stock index futures positions, particularly Nikkei Index futures, also helped to offset a portion of the Fund's losses during May.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd floor, New York, NY 10048 or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

          Sincerely,


          Mark J. Hawley
          President
          Demeter Management Corporation
          General Partner

Dean Witter Portfolio Strategy Fund L.P.
Consolidated Statement of Operations
For the Month Ended May 31, 1997
(Unaudited)

Percent of
                                        April 30, 1997
                              Amount    Net Asset Value
                                   $            %
REVENUES
Trading Profit (Loss)
   Realized             (5,268,654)     (6.15)
   Net change in unrealized   (340,737)  (.40)

   Total Trading Results(5,609,391)     (6.55)
Interest income (DWR)    286,060          . 33

   Total Revenues       (5,323,331)     (6.22)

Expenses
Brokerage commissions (DWR)373,523        .43
Management Fee            266,187         .31
Transaction fees and costs 40,031         .05
Administrative expenses        3,000      .00
   Total Expenses         682,741         .79

NET LOSS                (6,006,072)     (7.01)

Statement of Changes in Net Asset Value
For the Month Ended May 31, 1997
(Unaudited)
                                                  Percent of
April 30, 1997
                              Amount    Per Unit  Net Asset
Value
                                   $         $
%
Net Asset Value,
April 30, 1997
(39,857.224 Units)     85,595,982     2,147.57100.00

Net Loss                (6,006,072)    (150.69)(7.01)

Redemptions
(260.317 Units)           (519,822)   1,996.88      (.61)

Net Asset Value,
May 31, 1997
(39,596.907 Units)       79,070,088   1,996.88    92.38

The accompanying notes are an integral part of these financial statements.

Dean Witter Portfolio Strategy Fund L.P.
Notes to Financial Statements
(Unaudited)


1. Summary of Significant Accounting Policies

Organization , Dean Witter Portfolio Strategy Fund L.P. (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts, commodity options contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"). Demeter has retained John W. Henry and Company Inc. ("JWH") as the trading manager of the Partnership.

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition , Commodity futures contracts, commodity options and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month that are allocated to the Trading Manager's KT Diversified Program, Financial and Metals Portfolio, International Foreign Exchange Program, and The World Financial Perspective at a rate equal to the average yield on 13-week U.S. Treasury Bills issued during the month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit , Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Commissions and Related Transaction Fees and Costs , The Partnership accrues brokerage commissions on a half-turn basis at 80% of DWR's published non-member rates. Transaction fees and costs are accrued on a half-turn basis. Total brokerage commissions and transaction fees chargeable to the Partnership are capped at .65% per month of adjusted Net Assets as defined in the Limited Partnership Agreement.

Operating Expenses , The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets. These include filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter and/or DWR bear all other operating expenses, including expenses which would be incurred if the Partnership were required to register as in investment company.

Dean Witter Portfolio Strategy Fund L.P.
Notes to Financial Statements ,
(Continued)

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the last day of any month or on special redemption dates described in the Limited Partnership Agreement upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 1% respectively, of the Net Asset Value per Unit on the date of such redemption.
Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool will not be subject to the six month holding period of the redemption charges.

Distributions , The Partnership will not make any distributions until after the Guaranteed Redemption Date, and thereafter will only make distribution on a pro-rata basis at the discretion of Demeter. No distributions have been made to date.

Income Taxes , No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

Dissolution of the Partnership , The Partnership will terminate on December 31, 2025 or at an earlier date if certain conditions set forth in the Limited Partnership
Agreement occur.

2. Related Party Transactions

The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR
pays interest on these funds as described in Note 1.   Under
its Customer Agreement with DWR, the Partnership pays DWR brokerage commissions as described in Note 1.

3. Trading Manager

Compensation to JWH consists of a management fee and an incentive fee as follows:

Management Fee , The Partnership pays a monthly management fee equal to 1/3 of 1% per month of the Partnership's adjusted Net Assets, as defined, in the Limited Partnership
Agreement, as of the last day of each month.

Incentive Fee , The Partnership will pay a quarterly incentive fee to JWH equal to 15% of the Partnership's "New Appreciation," as defined in the Limited Partnership Agreement, of the Partnership's Net Assets as of the end of each calendar quarter. Such incentive fee is accrued in each month in which "New Appreciation" occurs. In those months in which "New Appreciation" is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to JWH on those redemptions in the month of such redemptions.

Dean Witter Portfolio Strategy Fund L.P.
Notes to Financial Statements ,
(Concluded)

4. Legal Matters

On September 6, 10, and 20, 1996, and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership (under its original name), certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools, including the Partnership, sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amount of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.

DEAN WITTER REYNOLDS INC.
Two World Trade Center
62nd Floor
New York, NY  10048